Filed by Howard Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: First Mariner Bank
Form S-4 Registration Statement No. 333-220913
Date: October 19, 2017

Howard Bancorp, Inc. Announces Third Quarter 2017 Results

Ellicott City, MD, October 19, 2017 -- Howard Bancorp, Inc. (Nasdaq: HBMD) (the “Company”), the parent company of Howard Bank (the “Bank”), today reported its financial results for the three month and nine month periods ended September 30, 2017.

A summary of results for and other developments during the three and nine month periods ended September 30, 2017 is as follows:

•
On August 14, 2017, the Company announced the signing of a definitive agreement and plan of reorganization whereby the Bank will acquire First Mariner Bank (“First Mariner”). Upon the closing of the transaction, First Mariner will merge with the Bank, and the combined bank will operate under the Howard Bank name and be headquartered in First Mariner’s existing Baltimore City location. Under the terms of the agreement, stockholders of First Mariner will be entitled to receive 1.6624 shares of the Company’s common stock for each share of common stock and preferred stock of First Mariner. We anticipate that the closing of the merger will occur either late in the fourth quarter of 2017 or early in the first quarter of 2018, subject to approval by the Company’s stockholders, receipt of required regulatory approvals and satisfaction of other customary closing conditions.

•
Net income available to common shareholders increased to $5.3 million for the first nine months of 2017 compared to $4.2 million in for the same period of 2016, representing an increase of $1.1 million or 27%. Earnings per common share (EPS) for the first nine months of 2017 were $0.56 compared to $0.60 for the same period in 2016, representing a decline of $.04 or 6%. The disparity between the net income increase of 27% versus the EPS decline of 6% was impacted by the 36% increase in the average number of shares outstanding for the 2017 period as a result of our issuance of 2.7 million shares of our common stock in the first quarter of 2017 pursuant to our common stock offering.

•
Net income available to common shareholders was $1.7 million for both the quarters ended September 30, 2017 and September 30, 2016, while EPS was $0.17 per share during the third quarter of 2017 compared to $0.25 per share a year earlier. The third quarter of 2017 EPS results were similarly impacted by the 40% increase in average shares outstanding for the third quarter of 2017 compared to the same quarter in 2016.

•
During the third quarter of 2017, the Company began to incur merger-related expenses associated with the First Mariner merger, which negatively impacted the net income and EPS results for both the three and nine month periods ended September 30, 2017. Merger-related expenses during the third quarter of 2017 totaled $378 thousand before taxes. Assuming a tax rate of 38%, these merger- related costs reduced both the third quarter and the year-to-date EPS by $0.03. Excluding these costs, EPS for the three and nine month periods of 2017 would have been $.20 and $.59, respectively.

•
Total assets grew to $1.132 billion at September 30, 2017, representing growth of $106 million, or 10%, from assets of $1.027 billion at December 31, 2016 and nearly $117 million or 12% from assets of $1.015 billion at September 30, 2016. Total loans held in our portfolio of $892 million increased $71 million, or 9%, from $822 million at December 31, 2016 and by over $82 million, or 10%, from $810 million at September 30, 2016.

•
Deposits increased to $862 million at September 30, 2017 from $809 million on December 31, 2016 and $804 million at September 30, 2016, representing growth of $53 million, or 7%, since December 31, 2016 and $58 million, or 7%, since September 30, 2016. Demand deposits, which not only represent the lowest cost source of funding available to a bank but also are most reflective of the core customer relationships targeted by the Bank, grew from $183 million at both September 30, 2016 and December 31, 2016 to $213 million at the end of the third quarter of 2017, representing growth in this highly coveted deposit category of $30 million or 16%.

•
Tangible book value per share increased to $13.03 at September 30, 2017 from $11.72 at September 30, 2016. When comparing September 30, 2017 to the same point in 2016, total common equity increased by $45 million or 54%. This was largely the result of $38.4 million in net proceeds from our 2017 stock offering, with the remainder generated primarily from earnings.

Results for Nine Month Period Ended September 30, 2017
For the first nine months of 2017, the Company reported net interest income of $28.0 million compared to $25.7 million for the first nine months of 2016, an increase of approximately $2.3 million or 9%. This was driven primarily by a $2.7 million or 9% increase in total interest income for the first nine months of 2017 due primarily to the growth in average commercial loans. Given the overall growth in deposits and borrowing levels, the Company recorded an increase in total interest expense of $362 thousand or 11% for the first nine months of 2017 versus the same period in 2016. Our net interest margin for the first nine months of 2017 was 3.74%, which represents a slight decline from the 3.78% for the same period of 2016, primarily due to an 11 basis point drop in our yield on loans.

In addition to the growth in net interest income, there was also an increase in noninterest income for the first nine months of 2017 compared to the first nine months of 2016. Total noninterest income for the first nine months of 2017 was $14.9 million, which represents an increase of $3.1 million, or 26%, from $11.8 million during the first nine months of 2016. Included in noninterest income for the first nine months of 2016 was the sale of an acquired impaired loan, which resulted in a gain of approximately $675 thousand. The largest increase in noninterest income was from our mortgage banking activities, which generated revenue from fees and gains on sales of mortgage loans totaling $12.3 million for the first nine months of 2017 compared to $8.9 million for the same period in 2016, representing an increase of $3.4 million, or 38%. In addition, service charges on deposits increased by $166 thousand, or 33%, for the first nine months of 2017 versus the same period in 2016, due mostly to an increase in overdraft fees. Other sources of noninterest income increased as well with a $94 thousand or 20% increase in earnings on our bank owned life insurance program and an increase of $58 thousand or 8% in transaction-based fees on our transaction deposit accounts.

Provision for credit losses was $1.03 million for the nine months ended September 30, 2017 compared to $1.30 million for the same period in 2016. The provision level for 2016 was impacted by the migration of acquired loans into our allowance for loan loss (ALLL), as well as some specific provisions on individual loans. For 2017, the majority of the acquired loans were fully incorporated into our ALLL adequacy measures. Even as we continued to experience organic loan growth, the lower specific provisions resulted in a provision for the first nine months of 2017 that was less than the same period of the prior year.

Total noninterest expenses grew to $33.4 million for the first nine months of 2017 compared to $29.4 million for the first nine months of 2016, an increase of $4.0 million or 13%. Compensation related expenses accounted for the majority of this increase, as compensation expenses increased by $3.2 million or 22% from $14.4 million for the first nine months of 2016, to $17.6 million for the same period in 2017. The increased compensation costs resulted from a larger business development staff as we have successfully executed upon the team lift-out of two relationship management groups since mid-2016. In addition to enhancing our business development capabilities, we have also added to the support infrastructure to keep pace with the growth in the overall size of the Company. Increases in 2017 versus 2016 in marketing expenses of $642 thousand or 26% and in loan production expenses of $537 thousand or 23% were related to the higher mortgage originations and the increase in mortgage revenues. Partially offsetting these increased expenses was a decline in occupancy expenses of $504 thousand or 14% driven primarily by the closure of three branch locations in mid-2016.

Results for Three Month Period Ended September 30, 2017
Net interest income for the third quarter of 2017 was $9.8 million, an increase of $258 thousand or 3% compared to $9.5 million for the second quarter of 2017 and an increase of $1.1 million or 13% compared to net interest income of $8.6 million for the third quarter of 2016. Net interest margin continues to be strong and stable with a margin of 3.76% for the third quarter of 2017 versus 3.77% for the second quarter of 2017 and 3.76% for the third quarter of 2016. This stability reflects the neutral interest rate sensitivity position of the Bank’s asset/liability position.

Noninterest income for the third quarter of 2017 of $5.1 million was lower than the $5.3 million in the second quarter of 2017 primarily as a result of a reduction in mortgage banking revenues, which declined nearly $400 thousand or 10% for the third quarter of 2017. Third quarter 2017 mortgage banking revenues were impacted by the overall level of mortgage originations, as total originations fell from $194 million for the second quarter of 2017 to $182 million for the third quarter of 2017. Noninterest income was, however, up $720 thousand or 16% compared to the third quarter of 2016, with increases in both mortgage revenues and deposit related fees.

Provision for credit losses was $491 thousand in the third quarter of 2017, compared to $340 thousand for the second quarter of 2017 and $402 for the third quarter of 2016. The increased provision expense during the third quarter of 2017 was partially related to the third quarter addition of two non-performing loans that required specific provisions based upon an evaluation of potential credit losses. We expect the larger of these two loans to be resolved by the end of the first quarter of 2018.

Noninterest expenses for the third quarter of 2017 were $11.6 million, including $378 thousand in merger-related expenses. Excluding these merger-related items, operating related noninterest expenses of  $11.3 million for the third quarter of 2017 were relatively unchanged compared to $11.2 million for the second quarter of 2017, and were $1.4 million or 14% higher than noninterest expenses of $9.9 million for the third quarter of 2016.

Chairman and CEO Mary Ann Scully stated, “We are pleased with the demonstrated ability to execute consistent cumulative growth in commercial loans, core deposits and operating results for the first nine months of 2017, especially at a time of significant acquisition-related activity, as we understand that this is always a sensitive and closely watched time. The quarterly balance sheet growth appears to reflect slower growth but loan closing timing rather than an overall loss of momentum is responsible for this lower growth. The slower pace of transaction deposit growth was influenced by one large deposit placed with the Bank in the first quarter of 2017 after a company sale being moved to the customer’s permanent investments in the third quarter, while the slower quarterly loan growth resulted from the slippage of approximately $20 million in expected commercial loan settlements into the fourth quarter of 2017. We anticipate that the slower pace of loan growth in the third quarter will be more than offset with a strong $50 million pipeline of settlements for the fourth quarter. Net income results, in a parallel fashion, still reflects very strong growth in net interest income and notable cost containment, however,  an unexpected drop in quarterly mortgage originations, the resulting mortgage revenues and net income from the second to third quarter negatively affected the final third quarter bottom line results. As noted in our investor presentations published in conjunction with the execution of the First Mariner merger agreement, we have announced our intention to strategically right size the combined mortgage operations. This line of business is critical to differentiating our revenue streams and improving return on assets and we remain committed to it, but it is a more volatile business than portfolio lending and the rightsizing should allow us to both reduce the impact of that natural volatility as well as to modestly improve mortgage returns.

We expect that the impact on our financial results of merger-related expenses will continue for at least the next three quarters but the overall enhancements in customer relevance, investor scarcity value and efficiencies continue to pave the road towards higher and more sustainable shareholder value. As always, we value the support of our clients, investors and most especially, at this challenging time, our employees for continuing to focus on the ongoing basics as well as the new initiatives.”

Even with the growth in our assets, loans and deposits, and the increases in our revenues, earnings and performance metrics, asset quality measures continue to remain a major focus of attention for management and the Board of Directors. One of the Company’s primary measures of asset quality is the ratio of non-performing assets to total assets. This asset quality measure increased to 1.34% at September 30, 2017 from 1.04% at June 30, 2017, 1.12% at March 31, 2017 and 1.16% at the end of December 2016. The increase in the levels of our non-performing loans during the third quarter of 2017 primarily resulted from the addition of two large loans into non-performing status, a $637 thousand construction loan and a $2.2 million non-owner occupied loan. These two loans increased the ratio of nonperforming assets to total assets by 25 basis points. As noted above, the larger of these two is expected to be resolved by the end of the first quarter of 2018.

Our capital levels are very strong, and were enhanced with the offering that closed in the first quarter of 2017. The Company’s capital position increased dramatically in 2017, as is reflected in the following capital comparisons between September 30, 2017 and December 31, 2016:

		September 30, 2017	December 31, 2016
▪	Total common equity	$130,313,000	$85,790,000
▪	Book value per share	$13.28	$12.27
▪	Tangible book value per share	$13.03	$11.86
▪	Tangible common equity ratio	11.31%	8.10%
▪	Leverage ratio	11.74%	8.36%
▪	Tier I risk-based capital ratio	13.40%	9.71%
▪	Total risk-based capital ratio	14.36%	10.83%

All of our regulatory capital ratios continue to be well in excess of the levels that categorize us as a well-capitalized bank.

The statements in this press release regarding the anticipated timing of the closing of the First Mariner acquisition and the continuing merger-related expenses for the next three quarters, the resolution of a $2.2 million non-performing loan by the end of first quarter of 2018, the strong pipeline of loan settlements during the fourth quarter of 2017 offsetting the slower pace of loan growth during the third quarter, rightsizing the mortgage operations and the impact thereof, as well as expected higher and more sustainable shareholder value, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995 or the Securities and Exchange Commission (the “SEC”) in its rules, regulations, and releases. The Company intends that such forward-looking statement be subject to the safe harbors created thereby. Such forward-looking statements are based on current expectations regarding important risks, including but not limited to deterioration in economic conditions in our target markets or nationally or a return to recessionary conditions, the actions of our competitors and our ability to successfully compete, real estate values, local and national economic conditions, and the impact of interest rates on financing and, with respect to the First Mariner acquisition, the receipt of all required regulatory and stockholder approvals for the merger, as well as other risks detailed from time to time in filings made by the Company with the SEC. Accordingly, actual results may differ from those expressed in these forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that results expressed therein will be achieved. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Additional information is available at www.howardbank.com.

Contact:
Howard Bancorp, Inc.
George C. Coffman, Chief Financial Officer, 410-750-0020

Additional Information Regarding the Merger and Where to Find It

In connection with the issuance of shares of the Company’s common stock in the merger discussed above, the Company has filed with the SEC a registration statement on Form S-4 to register the shares of the Company’s common stock to be issued to the stockholders of First Mariner. The registration statement includes a preliminary joint proxy and information statement/prospectus, the final version of which will be sent to the stockholders of both the Company and First Mariner, and which will seek approval of the Company’s stockholders for the issuance of shares of the Company’s common stock in the merger at a special meeting of the Company’s stockholders to be called on a date to be set in the future. In addition, the Company may file other relevant documents concerning the merger with the SEC.

Security holders of the Company and First Mariner are urged to read the registration statement on Form S-4 and the final joint proxy and information statement/prospectus included within the registration statement and any other relevant documents that may be filed with the SEC in connection with the merger because they contain and will contain important information about the Company, First Mariner and the merger. Company stockholders may obtain free copies of these documents and any other documents that the Company may file with respect to the merger when they become available through the website maintained by the SEC at www.sec.gov or by accessing the Company’s website at www.howardbank.com under “Investor Relations – Financial Reports - SEC Documents.” The information on the Company’s website is not, and shall not, be deemed to be a part of this release or incorporated into other filings that the Company makes with the SEC. The Company’s stockholders may also obtain free copies of the preliminary joint proxy and information statement/prospectus, and any other documents related to the merger that the Company files, when they become available, by directing a request by telephone or mail to Howard Bancorp, Inc., 6011 University Boulevard, Suite 370, Ellicott City, Maryland 21043, Attention: George C. Coffman (telephone 410-750-0020).

The Company, First Mariner and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the issuance of shares of the Company’s common stock in the merger. Information regarding the interests of these participants and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies are set forth in the preliminary joint proxy and information statement/prospectus as filed with the SEC. Additional information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the definitive proxy statement for the Company’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 11, 2017 and available as noted above. Copies of this proxy statement may be obtained free of charge as described above.

* * * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

HOWARD BANCORP, INC.

	Nine months ended		Three months ended
(Dollars in thousands, except per share data.)	Sept 30,		Sept 30	June 30	Sept 30
Income Statement Data:	2017	2016	2017	2017	2016
Interest income	$31,688	$28,989	$11,112	$10,708	$9,824
Interest expense	3,685	3,323	1,357	1,211	1,176
Net interest income	28,003	25,666	9,755	9,497	8,648
Provision for credit losses	1,031	1,302	491	340	402
Noninterest income	14,855	11,806	5,104	5,292	4,384
Merger and restructuring expenses	378	-	378	-	-
Other noninterest expense	32,974	29,417	11,259	11,215	9,880
Pre-tax income	8,475	6,753	2,731	3,234	2,750
Federal and state income tax expense	3,158	2,404	1,018	1,196	1,002
Net income	5,317	4,349	1,713	2,038	1,748
Preferred stock dividends	-	166	-	-	-
Net income available to common shareholders	$5,317	$4,183	$1,713	$2,038	$1,748

Per share data and shares outstanding:
Net income per common share, basic	$0.56	$0.60	$0.17	$0.21	$0.25
Book value per common share at period end	$13.28	$12.15	$13.28	$13.11	$12.15
Tangible book value per common share at period end	$13.03	$11.72	$13.03	$12.84	$11.72
Average common shares outstanding	9,468,577	6,970,714	9,808,542	9,779,772	6,985,559
Shares outstanding at period end	9,811,992	6,988,180	9,811,992	9,796,103	6,988,180

Financial Condition data:
Total assets	$1,132,533	$1,014,787	$1,132,533	$1,104,322	$1,014,787
Loans receivable (gross)	892,213	810,340	892,213	880,137	810,340
Allowance for credit losses	(5,661)	(5,634)	(5,661)	(5,385)	(5,634)
Other interest-earning assets	176,210	150,728	176,210	164,683	150,728
Total deposits	862,085	803,773	862,085	854,709	803,773
Borrowings	135,023	119,906	135,023	116,311	119,906
Total shareholders' equity	130,313	84,891	130,313	128,388	84,891
Common equity	130,313	84,891	130,313	128,388	84,891

Average assets	$1,059,262	$959,835	$1,090,277	$1,069,830	$966,783
Average shareholders' equity	121,718	86,760	127,787	126,687	82,199
Average common shareholders' equity	121,718	80,983	127,787	126,687	82,199

Selected performance ratios:
Return on average assets	0.67%	0.61%	0.62%	0.76%	0.72%
Return on average common equity	5.86%	7.20%	5.32%	6.45%	8.50%
Net interest margin(1)	3.74%	3.78%	3.76%	3.77%	3.76%
Efficiency ratio(2)	76.94%	78.50%	78.32%	75.87%	75.82%

Asset quality ratios:
Nonperforming loans to gross loans	1.46%	1.16%	1.46%	1.06%	1.16%
Allowance for credit losses to loans	0.63%	0.70%	0.63%	0.61%	0.70%
Allowance for credit losses to nonperforming loans	43.50%	60.04%	43.50%	57.86%	60.04%
Nonperforming assets to loans and other real estate	1.69%	1.47%	1.69%	1.30%	1.47%
Nonperforming assets to total assets	1.34%	1.18%	1.34%	1.04%	1.18%

Capital ratios:
Leverage ratio	11.74%	8.55%	11.74%	11.78%	8.55%
Tier I risk-based capital ratio	13.40%	9.65%	13.40%	13.39%	9.65%
Total risk-based capital ratio	14.36%	10.71%	14.36%	14.34%	10.71%
Average equity to average assets	11.49%	9.04%	11.72%	11.84%	8.50%

(1) Net interest margin is net interest income divided by average earning assets.
(2) Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

Unaudited Consolidated Statements of Financial Condition
(Dollars in thousands, except per share amounts)	PERIOD ENDED
	Sept 30,	June 30,	March 31,	December 31,	Sept 30,
	2017	2017	2017	2016	2016
ASSETS:
Cash and Cash Equivalents:
Cash and due from banks	$50,715	$41,536	$48,170	$29,675	$33,553
Federal Funds Sold	495	294	314	9,691	10,325
Total cash and cash equivalents	51,210	41,830	48,484	39,366	43,878

Interest Bearing Deposits with Banks	494	9,633	14,326	19,513	19,513

Investment Securities:
Available-for-sale	67,883	52,151	46,059	38,728	37,718
Held-to-maturity	9,250	9,250	8,750	6,250	6,250
Federal Home Loan Bank stock, at cost	5,982	5,196	2,943	5,103	4,741
Total investment securities	83,115	66,597	57,752	50,081	48,709

Loans held-for-sale	52,683	53,872	35,666	51,054	46,342

Loans:	892,213	880,137	845,945	821,524	810,340
Allowance for credit losses	(5,661)	(5,385)	(5,360)	(6,428)	(5,634)
Net loans	886,552	874,752	840,585	815,096	804,706

Accrued interest receivable	3,137	2,860	2,790	2,793	2,398

Bank premises and equipment, net	19,556	19,599	19,864	20,080	20,287

Other assets:
Goodwill	603	603	603	603	603
Bank owned life insurance	28,427	28,216	21,517	21,371	21,208
Other intangibles	1,849	1,977	2,113	2,248	2,384
Other assets	4,907	4,383	5,052	4,752	4,759
Total other assets	35,786	35,179	29,285	28,974	28,954
Total assets	$1,132,533	$1,104,322	$1,048,752	$1,026,957	$1,014,787

LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:
Non-interest bearing deposits	$212,519	$215,124	$244,408	$182,880	$183,118
Interest bearing deposits	649,566	639,585	607,564	625,854	620,655
Total deposits	862,085	854,709	851,972	808,734	803,773
Borrowed funds	135,023	116,311	64,328	127,573	119,906
Other liabilities	5,112	4,914	6,441	4,860	6,217
Total liabilities	1,002,220	975,934	922,741	941,167	929,896
Shareholders' equity:
Common stock – $.01 par value	98	98	98	70	70
Additional paid-in capital	110,183	109,956	109,647	71,021	70,897
Retained earnings	20,166	18,453	16,415	14,849	13,895
Accumulated other comprehensive income/(loss), net	(134)	(119)	(149)	(150)	29
Total shareholders' equity	130,313	128,388	126,011	85,790	84,891
Total liabilities and shareholders' equity	$1,132,533	$1,104,322	$1,048,752	$1,026,957	$1,014,787

Capital Ratios - Howard Bancorp, Inc.
Tangible Capital	$127,861	$125,807	$123,295	$82,939	$81,904
Tier 1 Leverage (to average assets)	11.74%	11.78%	12.16%	8.36%	8.55%
Common Equity Tier 1 Capital (to risk weighted assets)	13.40%	13.39%	13.96%	9.71%	9.65%
Tier 1 Capital (to risk weighted assets)	13.40%	13.39%	13.96%	9.71%	9.65%
Total Capital Ratio (to risk weighted assets)	14.36%	14.34%	14.96%	10.83%	10.71%

ASSET QUALITY INDICATORS
Non-performing assets:
Total non-performing loans	$13,013	$9,307	$9,415	$9,578	$9,383
Real estate owned	2,133	2,135	2,350	2,350	2,543
Total non-performing assets	$15,146	$11,442	$11,765	$11,928	$11,926

Non-performing loans to total loans	1.46%	1.06%	1.11%	1.17%	1.16%
Non-performing assets to total assets	1.34%	1.04%	1.12%	1.16%	1.18%
ALLL to total loans	0.63%	0.61%	0.63%	0.78%	0.70%
ALLL to non-performing loans	43.50%	57.86%	56.93%	67.12%	60.04%

Unaudited Consolidated Statements of Income	FOR THE THREE MONTHS ENDED
(Dollars in thousands, except per share amounts)
	Sept 30,	June 30,	March 31,	December 31,	Sept 30,
	2017	2017	2017	2016	2016

Total interest income	$11,112	$10,708	$9,868	$9,752	$9,824
Total interest expense	1,357	1,211	1,117	1,239	1,176
Net interest income	9,755	9,497	8,751	8,513	8,648
Provision for credit losses	(491)	(340)	(200)	(735)	(402)
Net interest income after provision for credit losses	9,264	9,157	8,551	7,778	8,246

NON-INTEREST INCOME:
Service charges and other income	1,018	885	637	(50)	616
Mortgage banking income	4,086	4,407	3,822	3,026	3,768

Total non-interest income	5,104	5,292	4,459	2,976	4,384

NON-INTEREST EXPENSE:
Salaries and employee benefits	5,972	6,063	5,557	4,653	4,927
Occupancy expense	1,025	1,034	1,062	997	1,062
Marketing expense	991	1,185	941	900	864
FDIC insurance	180	76	217	176	199
Professional fees	606	417	423	419	669
Other real estate owned related expense	32	93	24	12	43
Merger and restructuring	378	-	-	-	-
Other	2,453	2,347	2,276	2,111	2,116
Total non-interest expense	11,637	11,215	10,500	9,268	9,880

Income before income taxes	2,731	3,234	2,510	1,486	2,750

Income tax expense	1,018	1,196	944	533	1,002

NET INCOME	$1,713	$2,038	$1,566	$953	$1,748

EARNINGS PER SHARE – Basic	$0.17	$0.21	$0.18	$0.14	$0.25
EARNINGS PER SHARE – Diluted	$0.17	$0.21	$0.18	$0.13	$0.25

Average common shares outstanding – Basic	9,808,542	9,779,772	8,806,404	6,990,390	6,985,559
Average common shares outstanding – Diluted	9,854,822	9,822,165	8,856,763	7,020,733	7,077,420

PERFORMANCE RATIOS:
(annualized)
Return on average assets	0.62%	0.76%	0.62%	0.38%	0.72%
Return on average common equity	5.32%	6.45%	5.75%	4.48%	8.50%
Net interest margin	3.76%	3.77%	3.68%	3.56%	3.76%
Efficiency ratio	78.32%	75.87%	79.48%	80.67%	75.82%
Tangible common equity	11.31%	11.42%	11.79%	8.10%	8.09%